Filed Pursuant to Rule 424(b)(3)

Registration No. 333-153135

SUPPLEMENT NO. 12

DATED NOVEMBER 19, 2012

TO THE PROSPECTUS DATED APRIL 25, 2012

OF BLUEROCK ENHANCED MULTIFAMILY TRUST, INC.

This Supplement No. 12 supplements, and should be read in conjunction with, the prospectus of Bluerock Enhanced Multifamily Trust, Inc. dated April 25, 2012, Cumulative Supplement No. 9 dated October 17, 2012, Supplement No. 10 dated October 26, 2012 and Supplement No. 11 dated November 19, 2012.  Unless otherwise defined in this Supplement No. 12, capitalized terms used have the same meanings as set forth in the prospectus.

The purpose of this Supplement No. 12 is to disclose operating information with respect to our quarterly period ended September 30, 2012, including the status of our initial public offering, portfolio-level information on our investments, selected financial data, funds from operations and modified funds from operations information, net operating income information, distribution information, dilution information, compensation to our advisor, its affiliates and our dealer manager, and information regarding our share repurchase plan.

OPERATING INFORMATION

Status of our Initial Public Offering

We commenced our initial public offering on October 15, 2009, pursuant to which we are offering up to $1,000,000,000 in shares of our common stock in a primary offering at $10.00 per share. We are also offering up to $285,000,000 in shares of our common stock under our distribution reinvestment plan (“DRP”) at an initial price of $9.50 per share.

As of November 14, 2012, we had accepted aggregate gross offering proceeds of $20.1 million related to the sale of 2,080,878 shares of common stock, exclusive of DRP shares. Solicitations are not currently being made to, nor subscriptions accepted from, residents of Pennsylvania, Kansas, West Virginia or Ohio. After we have accepted subscriptions totaling at least $50 million, we expect to offer our shares to and admit investors in Ohio.

On September 20, 2012, we filed a registration statement on Form S-11 with the U.S. Securities and Exchange Commission, or the SEC, to register 50,000,000 shares of our common stock (exclusive of shares to be sold pursuant to the Company’s distribution reinvestment program) at a price of $10.00 per share (subject to certain volume discounts described in the prospectus), for maximum aggregate gross offering proceeds of $500.0 million, pursuant to a follow-on offering to this offering (the “Follow-On Offering”). As permitted by Rule 415 under the Securities Act, we will now continue this offering until the earlier of April 13, 2013 or the date the SEC declares the registration statement for the Follow-On Offering effective.

Investment Portfolio

Investments in Unconsolidated Real Estate Joint Ventures

As of September 30, 2012, the Company’s portfolio consists of interests in five apartment properties acquired through joint ventures. The following table provides summary information regarding the Company’s operating investments ($ in thousands) as of September 30, 2012(1).

						Joint Venture Equity Investment Information
Multifamily Community Name/Location	Approx. Rentable Square Footage	Number of Units	Date Acquired	Property Acquisition Cost(2)	Capitalization Rate(3)	Gross Amount of Our Investment	Our Ownership Interest in Property Owner	Approx. Annualized Base Rent (4)	Average Annual Effective Rent Per Unit(5)	Approx. % Leased
Springhouse at Newport News/Newport News, Virginia	310,826	432	12/3/2009	$29,250	8.3%	$2,670	38.25%	$4,287	$9	92%
The Reserve at Creekside Village/Chattanooga, Tennessee	211,632	192	3/31/2010	$14,250	7.4%	$717	24.70%	$2,222	$11	93%
The Estates at Perimeter/ Augusta, Georgia	266,148	240	9/1/2010	$24,950	7.3%	$1,931	25.00%	$2,971	$12	94%
Gardens at Hillsboro Village/ Nashville, Tennessee	187,430	201	9/30/2010	$32,394	6.5%	$1,298	12.50%	$3,615	$18	97%
Enders Place at Baldwin Park/Orlando, Florida	234,600	198	10/02/2012	$25,100	6.7%	$4,599	48.40%	$3,510	$17	94%
Total/Average	1,210,636	1,263		$125,944		$11,215		$16,605	$13	94%

(1)	The figures provided for Enders Place are as of October 2, 2012, the date of acquisition.
(2)	Property Acquisition Cost excludes acquisition fees and closing costs.
(3)	The capitalization rate of the properties is equal to the estimated first year net operating income of the property divided by the purchase price of the property, excluding closing costs and acquisition fees. Estimated first year net operating income is total estimated gross income (rental income, tenant reimbursements, parking income and other property-related income) derived from the terms of in-place leases at the time of acquisition, less property and related expenses (property operating and maintenance expenses, management fees, property insurance and real estate taxes) based on the operating history of the property, contracts in place or under negotiation, and our plans for operation of the property for a one-year period of time after acquisition of the property. Estimated first year net operating income excludes other non-property income and expenses, interest expense from financings, depreciation and amortization and our company-level general and administrative expenses. Historical operating income is not necessarily indicative of future operating results.
(4)	Annualized base rent is calculated by annualizing the current, in-place monthly base rent for leases as of September 30, 2012 (except for Enders Place which is calculated as of October 2, 2012) and does not take into account any rent concessions or prospective rent increases.
(5)	Annual effective rent per unit reflects tenant concessions available over the term of the lease.

On October 18, 2012, we acquired an approximate 58.8% indirect equity interest in a to-be developed 266-unit class A, mid-rise apartment community known as 23Hundred@Berry Hill located in Nashville, Tennessee, for an initial investment of $3.8 million.

Debt Obligations

Debt Obligations of Us

On October 2, 2012, the Company entered into a working capital line of credit provided by Bluerock Special Opportunity + Income Fund II, LLC and Bluerock Special Opportunity + Income Fund III, LLC, pursuant to which it may borrow up to $12.5 million (the “BEMT Co-Investor LOC”), pursuant to which it made an initial draw of $4.8 million. The BEMT Co-Investor LOC has a 6-month term. The maturity date is April 2, 2013, and may be prepaid without penalty. It bears interest compounding monthly at a rate of 30-day LIBOR + 6.00%, subject to a minimum rate of 7.50%, annualized for three months, and thereafter bears interest compounding monthly at a rate of 30-day LIBOR + 6.00%, subject to a minimum rate of 8.50% for the remainder of the term. Interest on the BEMT Co-Investor LOC will be paid on a current basis from cash flow distributed to the Company from its real estate assets. The BEMT Co-Investor LOC is secured by a pledge of the Company’s unencumbered real estate assets, including those of its wholly owned subsidiaries. In accordance with the requirements of the Company’s charter, the BEMT Co-Investor LOC was reviewed and approved by a majority of the board of directors (including a majority of the independent directors) as being fair, competitive, and commercially reasonable and no less favorable to the Company than loans between unaffiliated parties under the same circumstances. Furthermore, due to the unique investment opportunity presented by the Enders Property, including the accretive impact of the acquisition, the board of directors expressly considered and approved leverage in excess of our general charter-imposed limitations in connection with entering into the BEMT Co-Investor LOC.

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Debt Obligations of Our Joint Ventures

In connection with our joint ventures’ acquisitions of the properties described above, such joint ventures have entered loan agreements for senior financing of the acquisitions which are secured by the respective property. The following is a summary of the mortgage loans which encumber the properties in which we have invested as of September 30, 2012(1):

Property and Related Loan	Outstanding Principal Balance	Interest Rate	Loan Type	Maturity Date
Springhouse at Newport News Mortgage Loan(2)	$23.21 million	5.66%	Interest only for the first two years, followed by monthly principal and interest payments of $135,221 with principal calculated using an amortization term of 30 years.	01/01/2020
Reserve at Creekside Village Mortgage Loan(3)	$12.76 million	4.6%	Monthly principal and interest payments of $59,155 with principal calculated using an amortization term of 40 years.	11/01/2050
Estates at Perimeter Mortgage Loan(2)	$17.97 million	4.25%	Interest only for the first two years, followed by monthly principal and interest payments of $88,344 with principal calculated using an amortization term of 30 years.	09/01/2017
Gardens at Hillsboro Village Mortgage Loan(2)	$23.19 million	3.97%	Interest only for the first two years, followed by monthly principal and interest payments of $110,288 with principal calculated using an amortization term of 30 years.	10/01/2017
Enders Place at Baldwin Park Mortgage Loan(4)	$17.50 million	3.97%	Interest only for the first two years, followed by monthly principal and interest payments of $83,245 with principal calculated using an amortization term of 30 years.	11/01/2022
23Hundred@Berry Hill Construction Loan (5)	$23.57 million	Variable (6)	Interest only during the initial three-year term. In the event that the extension option is exercised, monthly payments will consist of principal plus interest. Principal payments shall be in equal monthly amounts calculated by determining the first two (2) years’ aggregate principal reduction of a thirty (30) year amortizing loan at the greater of (A) the actual interest rate, (B) a ten (10) year U.S. Treasury Note, plus two hundred fifty (250) basis points, or (C) six and one-half percent (6.5%), divided by twenty-four (24).	09/30/15(7)

(1)	The figures provided for Enders Place are as of October 2, 2012, the date of acquisition. The figures provided for Berry Hill are as of October 18, 2012, the date of construction financing.
(2)	May be prepaid subject to a prepayment penalty.

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(3)	On or after December 1, 2012 until November 30, 2020, a prepayment premium equal to a percentage of the principal balance would be due. The prepayment premium is 8% on December 1, 2012 and reduces by 1% every December 1 until December 1, 2020 when the loan can be prepaid without penalty.
(4)	Until the expiration of the yield maintenance period, which expires on the date the note is assigned to a REMIC trust, if such assignment occurs prior to November 1, 2012, or May 1, 2022, a prepayment premium equal to a percentage of the principal balance would be due. After the expiration of the yield maintenance period until August 1, 2022, a prepayment premium equal to a maximum of 1% of the principal balance would be due if the loan were prepaid. Beginning August 1, 2022, the loan can be prepaid without penalty.
(5)	The Berry Hill Construction Loan can be prepaid without penalty; provided that, as long as the applicable interest rate is based on LIBOR, any payments made on a day other than the last day of an interest period shall be subject to breakage fees.
(6)	The effective interest rate on the loan is a variable per annum rate equal to the one-month LIBOR rate plus (i) 2.75% prior to construction completion, and (ii) 2.50% after construction completion. In the event that LIBOR becomes unavailable, the interest rate will become the prime rate plus the applicable spread.
(7)	Subject to two (2) one-year extensions.

Selected Financial Data

The following selected financial data should be read in conjunction with our consolidated financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Annual Report on Form 10-K for the year ended December 31, 2011 and our Quarterly report on Form 10-Q for the three and nine months ended September 30, 2012. Investors should note that we acquired additional interests in our joint ventures for the Springhouse and Creekside properties and disposed of all of our interest in the Meadowmont property on June 27, 2012. Further, we acquired our interests in the Enders and Berry Hill properties after September 30, 2012, and therefore, none of the selected financial data or performance-related information below reflects the financial performance of those properties.

	As of September 30,	As of December 31,
	2012	2011	2010
Balance sheet data
Total net real estate investments	$54,831,365	$-	$-
Total investments in unconsolidated real estate joint ventures	2,470,256	5,387,147	6,301,860
Total assets	63,462,234	5,916,882	7,034,024
Mortgage payable	41,239,778	-	-
Notes payable to affiliates	-	3,834,578	4,834,578
Total liabilities	43,450,473	6,281,022	5,356,045
Total stockholders’ equity (deficit)	9,900,310	(384,885)	1,614,645

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	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2012	2011	2011	2010
Operating data
Total revenue	$1,625,765	$-	$-	$-
Total expenses	3,352,460	3,428,188	3,895,104	900,893
Equity income (loss) of unconsolidated joint ventures	4,049	(89,258)	(73,665)	(1,147,224)
Operating loss	(1,722,646)	(3,517,446)	(3,968,769)	(2,048,117)
Total other income (expense)(1)	5,012,242	(260,319)	(346,562)	(258,753)
Net income (loss) attributable to common shareholders	3,737,066	(3,777,765)	(4,315,331)	(2,306,870)

Per share data
Net income (loss) per common share – basic	$2.43	$(5.01)	$(5.34)	$(6.95)
Net income (loss) per common share - diluted	$2.40	$(5.01)	$(5.34)	$(6.95)

Other data
Cash flows used in operations	$(1,999,722)	$(824,452)	$(1,051,693)	$(870,105)
Cash flows provided by (used in) investing activities	2,796,937	(55,430)	(63,901)	(5,455,647)
Cash flows provided by financing activities	2,629,195	956,348	1,410,927	6,264,126

Weighted average number of common shares outstanding - basic	1,537,554	754,151	809,304	333,701
Weighted average number of common shares outstanding - diluted	1,553,873	754,151	809,304	333,701

(1)	Total other income (expense) for the nine months ended September 30, 2012 includes a non-recurring gain on the sale of our interest in the Meadowmont property of $2,014,533, net of disposition fees, and a non-recurring gain on the revaluation of equity upon additional interest purchased in our Springhouse and Creekside properties of $3,450,460, net of acquisition costs.

Funds from Operations and Modified Funds from Operations

Funds from operations (“FFO”) is a non-GAAP financial measure that is widely recognized as a measure of REIT operating performance.  We consider FFO to be an appropriate supplemental measure of our operating performance as it is based on a net income analysis of property portfolio performance that excludes non-cash items such as depreciation. The historical accounting convention used for real estate assets requires straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time. Since real estate values historically rise and fall with market conditions, presentations of operating results for a REIT, using historical accounting for depreciation, could be less informative. We define FFO, consistent with the National Association of Real Estate Investment Trusts (“NAREITs”) definition, as net income, computed in accordance with GAAP, excluding gains (or losses) from sales of property and impairment charges, plus depreciation and amortization of real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures will be calculated to reflect FFO on the same basis.

In addition to FFO, we use modified funds from operations ("Modified Funds from Operations" or "MFFO"), as defined by the Investment Program Association (“IPA”). MFFO excludes from FFO the following items:

(1)	acquisition fees and expenses;
(2)	straight line rent amounts, both income and expense;
(3)	amortization of above or below market intangible lease assets and liabilities;
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(4)	amortization of discounts and premiums on debt investments;
(5)	gains or losses from the early extinguishment of debt;
(6)	gains or losses on the extinguishment or sales of hedges, foreign exchange, securities and other derivative holdings except where the trading of such instruments is a fundamental attribute of our operations;
(7)	gains or losses related to fair value adjustments for derivatives not qualifying for hedge accounting, including interest rate and foreign exchange derivatives;
(8)	gains or losses related to consolidation from, or deconsolidation to, equity accounting;
(9)	gains or losses related to contingent purchase price adjustments; and
(10)	adjustments related to the above items for unconsolidated entities in the application of equity accounting.

We believe that MFFO is helpful in assisting management, investors and analysts assess the sustainability of our operating performance, and in particular, after our offering and acquisition stages are complete primarily because it excludes acquisition expenses that affect property operations only in the period in which the property is acquired. As we are currently in our offering and acquisition stage, we expect that the exclusion of acquisition expense will be our most significant adjustment for the near future. We have incurred $77,160 of acquisition expense during the nine months ended September 30, 2012. There were no acquisition expenses incurred during the three months ended September 30, 2012.

In evaluating investments in real estate, including both business combinations and investments accounted for under the equity method of accounting, management's investment models and analysis differentiate costs to acquire the investment from the operations derived from the investment. Acquisition costs related to business combinations are to be expensed.  We believe by excluding expensed acquisition costs, MFFO provides useful supplemental information that is comparable for each type of our real estate investments and is consistent with management's analysis of the investing and operating performance of our properties.  In addition, it provides investors with information about our operating performance so they can better assess the sustainability of our operating performance after our offering and acquisition stages are completed.  Acquisition expenses include those incurred with our Advisor or third parties. Table 1 presents our calculation of FFO and MFFO for the three and nine months ended September 30, 2012 and 2011.

Because we have been raising capital in our Initial Public Offering since our inception, did not commence real estate operations until the end of 2009, made several additional equity investments in 2010 and made no investments in 2011, the results presented in Table 1 below are not directly comparable and should not be considered an indication of our future operating performance. Table 2 presents additional information about our MFFO on a property-level basis and presents our calculation of our pro-rata share of our investments’ MFFO for the three and nine months ended September 30, 2012 and 2011.

TABLE 1	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011

Net income (loss) available to common shareholders(1)	$(719,870)	$(662,354)	$3,737,066	$(3,777,765)
Add: Pro-rata share of investments depreciation and amortization(2)	441,240	243,094	1,005,965	805,798
	(278,630)	(419,260)	4,743,031	(2,971,967)
Less: Pro-rata share of investments
gain on sale of joint venture interest and	-	-	(2,153,749)	-
gain on revaluation of equity on business combinations	-	-	(3,527,621)	-
FFO	$(278,630)	$(419,260)	$(938,339)	$(2,971,967)
Add: Pro-rata share of investments acquisition and disposition costs	-	-	216,376	-
MFFO	$(278,630)	$(419,260)	$(721,963)	$(2,971,967)

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(1)	The net loss for the nine months ended September 30, 2011 includes $1,646,818 of excess operating expenses approved by our Board of Directors on March 22, 2011 relating to our total operating expenses for the four fiscal quarters ended December 31, 2009 and the four fiscal quarters ended each quarter after through March 31, 2011.
(2)	The real estate depreciation and amortization amount includes our share of consolidated real estate-related depreciation and amortization of intangibles, less amounts attributable to noncontrolling interests, and our similar estimated share of unconsolidated depreciation and amortization, which is included in earnings of our unconsolidated real estate joint venture investments.

TABLE 2	Three Months Ended September 30, 2012
	Springhouse	Creekside	Meadowmont	Augusta	Hillsboro	Total
Pro-rata share of properties’ income	$89,374	$15,887	$989	$54,417	$49,875	$210,542
Less:
Depreciation and amortization	(267,105)	(95,936)	(252)	(49,270)	(28,677)	(441,240)
Asset management and oversight fees	(33,701)	(12,782)	-	(17,297)	(11,070)	(74,850)
Corporate operating expenses(1)	(238,239)	(146,315)	(53)	(4,395)	(25,320)	(414,322)
Net income (loss)	$(449,671)	$(239,146)	$684	$(16,545)	$(15,192)	$(719,870)
Add:
Depreciation and amortization	267,105	95,936	252	49,270	28,677	441,240
FFO	$(182,566)	$(143,210)	$936	$32,725	$13,485	$(278,630)
Add:
Acquisition and disposition costs	-	-	-	-	-	-

MFFO	$(182,566)	$(143,210)	$936	$32,725	$13,485	$(278,630)

	Nine Months Ended September 30, 2012
	Springhouse	Creekside	Meadowmont	Augusta	Hillsboro	Total
Pro-rata share of properties’ income	$275,798	$85,466	$77,570	$170,929	$142,470	$752,233
Less:
Depreciation and amortization	(507,942)	(158,996)	(109,625)	(147,400)	(82,002)	(1,005,965)
Affiliate loan interest, net	(11,151)	-	-	(67,417)	(21,697)	(100,265)
Asset management and oversight fees	(88,545)	(29,389)	(36,815)	(51,936)	(33,181)	(239,866)
Acquisition and disposition costs	(37,210)	(39,950)	(139,216)	-	-	(216,376)
Corporate operating expenses(1)	(470,138)	(201,568)	(140,379)	(178,405)	(143,575)	(1,134,065)
Add:
Gain on sale of joint venture interest	-	-	2,153,749	-	-	2,153,749
Gain on revaluation of equity on business combinations	2,284,657	1,242,964	-	-	-	3,527,621
Net income (loss)	$1,445,469	$898,527	$1,805,284	$(274,229)	$(137,985)	$3,737,066
Add:
Depreciation and amortization	507,942	158,996	109,625	147,400	82,002	1,005,965
Less:
Gain on sale of joint venture interest	-	-	(2,153,749)	-	-	(2,153,749)
Gain on revaluation of equity on business combinations	(2,284,657)	(1,242,964)	-	-	-	(3,527,621)
FFO	$(331,246)	$(185,441)	$(238,840)	$(126,829)	$(55,983)	$(938,339)
Add:
Acquisition and disposition costs	37,210	39,950	139,216	-	-	216,376

MFFO	$(294,036)	$(145,491)	$(99,624)	$(126,829)	$(55,983)	$(721,963)

(1)	Corporate operating expenses have been allocated amongst our portfolio based on the percentage of our investment in the joint venture to our total investments in joint ventures.

Operating cash flow, FFO and MFFO may also be used to fund all or a portion of certain capitalizable items that are excluded from FFO and MFFO, such as tenant improvements, building improvements and deferred leasing costs.

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Presentation of this information is intended to assist the reader in comparing the sustainability of the operating performance of different REITs, although it should be noted that not all REITs calculate FFO or MFFO the same way, so comparisons with other REITs may not be meaningful.  FFO or MFFO should not be considered as an alternative to net income (loss), as an indication of our liquidity, nor is either indicative of funds available to fund our cash needs, including our ability to make distributions.  Both FFO and MFFO should be reviewed in connection with other GAAP measurements.

Provided below is additional information related to selected non-cash items included in net loss above, which may be helpful in assessing our operating results.

•	Directors stock compensation of $45,000 and $53,125 was recognized for the nine months ended September 30, 2012 and 2011, respectively.
•	Amortization of deferred financing costs paid on behalf of our joint ventures of approximately $56,354 and $7,543 was recognized for the nine months ended September 30, 2012 and 2011, respectively.

Distributions

We intend to make regular cash distributions to our stockholders, typically on a monthly basis. Our Board of Directors will determine the amount of distributions to be distributed to our stockholders. The board’s determination will be based on a number of factors, including funds available from operations, our capital expenditure requirements and the annual distribution requirements necessary to maintain our REIT status under the Internal Revenue Code. As a result, our distribution rate and payment frequency may vary from time to time. However, to qualify as a REIT for tax purposes, we must make distributions equal to at least 90% of our “REIT taxable income” each year. Especially during the early stages of our operations, we may declare distributions in excess of cash flow provided by operations.

The cash distributions paid in the four quarters ended December 31, 2011 were approximately $366,163. Distributions funded through the issuance of shares under our distribution reinvestment plan in the four quarters ended December 31, 2011 were approximately $188,039. For the four quarters ended December 31, 2011, cash flow used in operations was approximately $1,051,693. Distributions in excess of cash flow provided by operations were funded with proceeds from this offering.

The cash distributions paid in the nine months ended September 30, 2012 were approximately $473,057. Distributions funded through the issuance of shares under our distribution reinvestment plan in the nine months ended September 30, 2012 were approximately $293,267. For the nine months ended September 30, 2012, cash flow used in operations was approximately $(1,999,722). Distributions in excess of cash flow provided by operations were funded with proceeds from this offering.

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The following table presents information regarding our distributions by quarter for the year ended December 31, 2011 and the nine months ended September 30, 2012:

	Distributions Paid						Sources of Distributions
	Cash	Distributions Reinvested (DRIP)	Total	Cash Flow Used in Operations	Total Distributions Declared	Declared Distributions Per Share(1)	Cash Flow Provided by Operations/ Percent of Total Distributions Paid	Offering Proceeds/ Percent of Total Distributions Paid
2012
First Quarter	$119,815	$77,893	$197,708	$(275,234)	$213,217	$0.175	$0.00/0	$197,708/100%
Second Quarter	158,737	96,455	255,192	(3,619)	272,107	0.175	0.00/0	255,192/100%
Third Quarter	194,505	118,919	313,424	(1,720,869)	332,188	0.175	0.00/0	313,424/100%
Total	$473,057	$293,267	$766,324	$(1,999,722)	$817,512	$0.525	$0.00/0	$766,324/100%

2011
First Quarter	$88,927	$28,113	$117,040	$(18,644)	$117,538	$0.175	$0.00/0	$117,040/100%
Second Quarter	83,135	46,179	129,314	(510,379)	134,526	0.175	0.00/0	129,314/100%
Third Quarter	92,101	51,968	144,069	(295,429)	148,402	0.175	0.00/0	144,069/100%
Fourth Quarter	102,000	61,779	163,779	(227,241)	176,628	0.175	0.00/0	163,779/100%
Total	$366,163	$188,039	$554,202	$(1,051,693)	$577,094	$0.700	$0.00/0	$554,202/100%

(1)	Distributions declared per share assumes the share was issued and outstanding each day during the period and is based on a declared daily distribution rate of $0.00191781.

For our three and nine months ended September 30, 2012, we paid total distributions, including distributions reinvested through our distribution reinvestment plan, of approximately $313,424 and $766,324, respectively. Our FFO for the three and nine months ended September 30, 2012 was approximately $(278,630) and $(938,339), respectively. Our net income (loss) for the three and nine months ended September 30, 2012 was approximately $(719,870) and $3,737,066, respectively. Since our inception on July 25, 2008 through September 30, 2012, we have paid total distributions, including distributions reinvested through our distribution reinvestment plan, of $1,513,235 and have had cumulative FFO of approximately $(5,612,896) and a cumulative net loss of approximately $(3,324,056). For the year ended December 31, 2011, we paid total distributions, including distributions reinvested through our distribution reinvestment plan, of approximately $554,202. Our FFO for the year ended December 31, 2011 was approximately $(3,269,382) and our net loss for the year ended December 31, 2011 was approximately $(4,315,331). For a discussion of how we calculate FFO and why our management considers it a useful measure of REIT operating performance as well as a reconciliation of FFO to our net loss, please see “—Funds from Operations and Modified Funds From Operations” above.

On November 7, 2011, our Board of Directors declared distributions of $0.00191781 per common share based on daily record dates for the period from January 1, 2012 through March 31, 2012. On March 7, 2012, our Board of Directors declared distributions of $0.00191781 per common share based on daily record dates for the period from April 1, 2012 through June 30, 2012. On May 7, 2012, our Board of Directors declared distributions of $0.00191781 per common share based on daily record dates for the period from July 1, 2012 through September 30, 2012. Additionally, on August 7, 2012 our Board of Directors declared distributions of $0.00191781 per common share based on daily record dates for the period from October 1, 2012 through December 31, 2012. Distributions payable to each stockholder of record were or will be paid in cash on or before the 15th day of the following month. A portion of each distribution may constitute a return of capital for tax purposes.  We intend to make regular cash distributions to our stockholders, typically on a monthly basis. As current corporate operating expenses exceed cash flow received from our investments in real estate joint ventures, we can make no assurance that our Board of Directors will continue to approve monthly distributions at the current rate; however the recently approved distributions and the distributions paid to date represent an amount that, if paid each month for a 12-month period, would equate to a 7.0% annualized rate based on a purchase price of $10.00 per share.

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Information Regarding Dilution

In connection with this ongoing offering of shares of our common stock, we are providing information about our net tangible book value per share. Our net tangible book value per share is a rough approximation of value calculated as total book value of our assets (exclusive of certain intangible items which include our net value for in-place leases and loan costs net of amortization) minus total liabilities, divided by the total number of shares of common stock outstanding. It assumes that the value of real estate assets diminishes predictably over time as shown through the depreciation and amortization of real estate investments. Real estate values have historically risen or fallen with market conditions. Net tangible book value is used generally as a conservative measure of net worth that we do not believe reflects our estimated value per share. It is not intended to reflect the value of our assets upon an orderly liquidation of the company in accordance with our investment objectives. Our net tangible book value reflects dilution in the value of our common stock from the issue price as a result of (i) operating losses, which reflect accumulated depreciation and amortization of real estate investments as well as the fees and expenses paid or payable to our advisor and its affiliates in connection with the selection, acquisition, management and sale of our investments, (ii) the funding of distributions from sources other than our cash flow from operations, and (iii) fees paid in connection with our public offering, including selling commissions and marketing fees re-allowed by our dealer manager to participating broker dealers. As of September 30, 2012, our net tangible book value per share was $4.75. To the extent we are able to raise substantial additional proceeds in this offering, the liabilities that cause dilution in the value of our common stock are expected to decrease on a per share basis, resulting in increases in the net tangible book value per share. The offering price of shares under our primary offering (ignoring purchase price discounts for certain categories of purchasers) at September 30, 2012 was $10.00.

Our offering price was not established on an independent basis and bears no relationship to the net value of our assets. Further, even without depreciation in the value of our assets, the other factors described above with respect to the dilution in the value of our common stock are likely to cause our offering price to be higher than the amount you would receive per share if we were to liquidate at this time.

Management Compensation

 Our advisor, Bluerock Enhanced Multifamily Advisor, LLC, and its affiliates, and our dealer manager receive compensation and fees for services relating to this offering and managing our assets. In addition, our advisor and its affiliates receive reimbursements for certain organization and offering costs.  Summarized below are the fees earned and expenses reimbursable to our advisor and its affiliates and to the dealer manager, and any related amounts payable, for the nine months ended September 30, 2012 and the year ended December 31, 2011:

	Incurred for the		Payable as of
Type of Compensation	Nine Months Ended September 30, 2012	Year Ended December 31, 2011	September 30, 2012	December 31, 2011
Selling Commissions	$663,570	$200,681	$-	$-
Dealer Manager Fee(1)	199,271	192,375	-	-
Asset Management and Oversight Fees	239,866	330,156	351,134	562,732
Acquisition Fees	-	-	-	81,776
Financing Fees	-	-	-	14,491
Reimbursable Offering Costs(2)	36,081	171,099	207,180	171,099
Reimbursable Organizational Costs	-	-	49,931	49,931
Reimbursable Operating Expenses(3)	275,648	719,372	394,899	900,512

(1)	Includes amounts reallowed from the dealer manager fee to selected dealers.
(2)	Our advisor has incurred an additional $2.4 million of offering expenses on our behalf; these will become payable as additional offering proceeds are raised in this offering to the extent that selling commissions, dealer manager fees and other organization and offering costs do not exceed 15% of gross offering proceeds.

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(3)	Under our advisory agreement our Advisor and its affiliates have the right to seek reimbursement from us for all costs and expenses they incur in connection with their provision of services to us, including our allocable share of our Advisor’s overhead, such as rent, employee costs, utilities and information technology costs. We do not, however, reimburse our Advisor for personnel costs in connection with services for which our Advisor receives acquisition, origination or disposition fees or for personnel costs related to the salaries of our executive officers. From January 1, 2009 through March 31, 2011, our Advisor and its affiliates incurred $677,415. Our charter limits our total operating expenses at the end of the four preceding fiscal quarters to the greater of (A) 2% of our average invested assets, or (B) 25% of our net income determined (1) without reductions for any additions to reserves for depreciation, bad debts or other similar non-cash reserves and (2) excluding any gain from the sale of our assets for the period. Notwithstanding the above limitation, we may reimburse amounts in excess of the limitation if a majority of our independent directors determines that such excess amounts were justified based on unusual and non-recurring factors. Due to the limitation discussed above and because operating expenses incurred directly by the Company exceeded the 2% threshold, the amount due to the Advisor had not been recorded on its income statement as of December 31, 2010. Further, $973,607 had been recorded as a receivable from the Advisor as of December 31, 2010 for the excess operating expenses incurred directly by the Company over the 2% threshold. The Company’s Board of Directors, including all of its independent directors, reviewed the total operating expenses for the four fiscal quarters ended December 31, 2009 (and the four fiscal quarters ended each quarter after) and an estimate of the Company’s total operating expenses for the four fiscal quarters to end March 31, 2011 and unanimously determined the excess amount to be justified because of the costs of operating a public company in its early stage of operation. Upon approval of these costs on March 22, 2011, $1,646,818 of these costs were expensed and $677,415 became a liability to the Company, payable to its Advisor and its affiliates. As the Board of Directors has previously approved such expenses, all 2011 and 2012 operating expenses have been and will be expensed as incurred. As of September 30, 2012, $677,415 has been paid to the Company’s Advisor.

Share Repurchase Plan

During the year ended December 31, 2011, the Company redeemed $63,334 of common stock as a result of redemption requests. Proceeds from our distribution reinvestment plan for the year ended December 31, 2010 were $63,334, which under our share redemption plan established the maximum amount of redemption requests we may satisfy for the year ended December 31, 2011, subject to exceptional circumstances as determined by our board of directors. We received a total of four redemption requests during this period, two of which were honored and two of which were deferred. Of the two redemption requests which were honored, one request in the amount of $15,000 was fully honored at a price of $10.00 per share, and the second request in the amount of $83,250 was partially honored in the amount of $48,334 at a price of $9.25 per share. The remainder of the second request in the amount of $34,915 was paid in 2012. The two remaining requests, in the amounts of $145,544 and $11,563, were deferred until 2012. All funds for the payment of the foregoing share redemption requests were derived from the proceeds of our distribution reinvestment plan.

During the nine months ended September 30, 2012, the Company redeemed $271,772 of common stock as a result of redemption requests. Proceeds from our distribution reinvestment plan for the year ended December 31, 2011 were $212,767, which under our share redemption plan establishes the maximum amount of redemption requests we may satisfy during the year ended December 31, 2012, subject to exceptional circumstances as determined by our board of directors. As of September 30, 2012, we received a total of four redemption requests during the nine month period ended September 30, 2012, not including the partial and wholly deferred redemption requests from the year ended December 31, 2011, as discussed above. We honored the deferred redemption requests in full. Of the remaining four redemption requests, we honored a total of 8,000 shares aggregating $79,750, of which $59,005 was repurchased based on extraordinary circumstances, and deferred the remaining redemption requests with respect to 2,500 shares. The average redemption price for the fulfilled redemptions during the nine months ended September 30, 2012 was $9.33 per share. Funds for the payment of redemption requests were derived from the proceeds of our distribution reinvestment plan and net proceeds from the sale of our interest in the Meadowmont property. We do not expect to be able to fulfill redemption requests during the remainder of 2012, except in exceptional circumstances as determined by our board of directors. As the Company receives additional share redemption requests, such shares will be queued for repurchase in 2013 in accordance with the terms of the share repurchase plan and subject to the funds available from the sale of shares under our dividend reinvestment plan during 2012.

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PROSPECTUS UPDATES

Risk Factors

The “Risk Factors – Investment Risks” section of the prospectus is supplemented by the addition of the following:

We have paid and may continue to pay distributions from offering proceeds, borrowings or the sale of assets to the extent our cash flow from operations or earnings are not sufficient to fund declared distributions. Rates of distribution to you will not necessarily be indicative of our operating results. If we make distributions from sources other than our cash flows from operations or earnings, we will have fewer funds available for the acquisition of properties and your overall return may be reduced.

Our organizational documents permit us to make distributions from any source, including the net proceeds from this offering. During the early stages of our operations until the proceeds of this offering are invested in real estate and real estate-related investments, we have funded and expect to continue to fund distributions from the proceeds of this offering and borrowings. Thereafter, we may pay distributions from proceeds of this offering, borrowings and the sale of assets to the extent distributions exceed our earnings or cash flows from operations. For the year ended December 31, 2011 and the nine months ended September 30, 2012, none (or 0%) of our distributions paid during those periods were covered by our cash flow from operations or our funds from operations for those same periods. To the extent we fund distributions from sources other than cash flow from operations, we will have fewer funds available for the acquisition of properties and your overall return may be reduced. Further, to the extent distributions exceed our earnings and profits, a stockholder’s basis in our stock will be reduced and, to the extent distributions exceed a stockholder’s basis, the stockholder will be required to recognize capital gain.

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